Towngas
The Hong Kong and China Gas Company Limited

26 March 2002

Our ref : CS/GL/L/02-15

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC 20549
USA

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting you the followings for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 14 March 2002;

2. Copies of newspaper advertisement on 15 March 2002 in respect of the Preliminary Announcement of 2001 Annual Results, Chairman's Statement and Notice of Annual General Meeting;

3. A copy of the Company's Preliminary Announcement of 2001 Annual Results to the Listing Division of The Stock Exchange of Hong Kong Limited.

A copy of 2001 Annual Report will be sent to you when available.

Thank you for your attention.

Yours sincerely

dlw 4/9

Gabriel Li
Corporate Services Manager

GL/ pl

Encl.

Corporate Services Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel_li@hkcg.com

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

TOWNGAS' 2001 ANNUAL PROFIT INCREASED TO HK$3,183 MILLION

* * *

FINAL DIVIDEND AMOUNTS TO HK 23 CENTS

* * *

(HONG KONG, MARCH 14, 2002) – The Hong Kong and China Gas Company Limited ("Towngas") today announced its audited consolidated results for the year ended December 31, 2001. Profit attributable to shareholders was HK$3,183 million. Earnings per share amounted to HK 58.0 cents, representing 5.1 per cent growth over 2000.

The Directors recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of April 26, 2002. Including the interim dividend of HK12 cents per share paid on October 22, 2001, the total dividend payout for the year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2002 will not be less than that for 2001, after bonus share issue.

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every 10 shares held on the Register of Members on April 26, 2002. The necessary Resolution will be proposed at the forthcoming Annual General Meeting on May 9, 2002, and if passed, share certificates will be posted on May 10, 2002.

During the year under review, the Group further invested HK$606 million in pipelines and facilities. At the end of 2001, the number of customers reached 1,407,408 – an increase of 78,247 over 2000. Total gas sales volume rose by 2.0 per cent over the previous year, and sales revenue of appliances and equipment also registered encouraging growth as compared with 2000.

Investment in mainland gas projects is the Group's long term strategy for its core business development. China's entry into the World Trade Organisation will help maintain a continued economic boom and the growth in demand for clean fuel. It is the national policy of the mainland to improve air quality in cities by using natural gas. In line with the environmental policy of the mainland, the Group strives to participate in some of the major environmentally-friendly energy projects at a national level. Through Towngas International Company Limited, a wholly-owned subsidiary of the Group, we are also negotiating with major cities in Guangdong, East and Central China on a number of gas projects, and have made good progress. To strengthen the development of these investments, the Group has applied for setting up an

investment holding company for energy projects in the mainland. Our application was approved by the State Ministry of Foreign Trade and Economic Cooperation in late February 2002. The Group is now proceeding with the registration of the holding company, which will be named Hong Kong & China Gas Investment Limited.

Along with the award of a 3 per cent interest in the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project in 2000, the Group is participating in another major national project in the mainland – the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200 km pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the East China market. The total investment in the project is approximately RMB 46 billion, of which 45 per cent will be owned by foreign investors. Full construction of the project will commence in the first half of this year. It is expected to begin transmitting gas from Shaanxi Province to East China in 2004. The whole pipeline is scheduled to be in full operation in 2005. The Group's investments in these two major national energy projects marked its success in developing mainland gas markets. These investments also helped the Group lay the foundation for developing downstream business in the region.

Last year, after acquiring an equity stake in the piped gas joint venture project in Suzhou Industrial Park, Jiangsu Province, the Group formed another joint venture in Yixing, taking an 80 per cent interest. It is expected that natural gas will reach Suzhou and Yixing in three years' time, further promoting the gas business in these two cities at that time. In addition, the Group is developing its piped gas business in Qingdao, Shandong Province, and formed a joint venture in Qingdao-Jimo city last September. It is expected that the gas business will thrive when natural gas reaches Qingdao and adjacent cities in 2005.

The Group is fully committed to environmental protection and providing Hong Kong with clean fuel. ECO Energy Company Limited (ECO), a wholly-owned subsidiary of the Group, is actively taking part in the business of liquefied petroleum gas (LPG) filling stations. Since early 2000, ECO has been awarded 21-year government contracts to design, build and operate five dedicated LPG filling stations located in West Kowloon, Chai Wan, Mei Foo, Tuen Mun and Wan Chai. The stations located in West Kowloon and Chai Wan were commissioned in the fourth quarter of 2000, whereas those in Mei Foo and Tuen Mun commenced operation in the fourth quarter of 2001. Business is growing steadily as over 14,000 out of a total of 18,000 taxis have already switched from using diesel to LPG as fuel. The four ECO stations together are now servicing over 8,000 taxi visits a day on average. The station located in Wan Chai is expected to be commissioned in August 2002. The Government is actively encouraging the switch from diesel to LPG as fuel for public light buses. All ECO stations are ready to extend their services to these vehicles. The Group is determined to continue to build on its current success and commit itself as a clean energy provider in support of the Government's environmental protection policy.

In tandem with urban developments in Hong Kong, several substantial pipelaying projects are being planned or are currently under way. Planning, design and environmental

impact assessment are in progress for a 700 kPa 600mm-diameter submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island. Construction of a 3,500 kPa 750mm-diameter transmission pipeline in the eastern New Territories is under way. Upon final completion of these two projects in 2005 and 2006 respectively, the capability and reliability of gas supply in Hong Kong will be further enhanced. Pipelaying for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok continues as scheduled. Planning and design work is in progress for the extension of gas supply to the Hong Kong International Theme Park at Penny's Bay on Lantau Island. Pipelaying is tentatively scheduled for completion in 2004. Gas sales in Hong Kong are expected to increase upon the opening of the theme park.

Last year, the Group was rated as one of the top ten leading companies in Hong Kong in the Far Eastern Economic Review's ninth annual survey of Asia's Leading Companies. In the survey, each company was ranked according to overall leadership and long term vision of its management, quality of products and services, innovative response to customers' needs, financial soundness, and its status as a company that others try to emulate. The Group was also ranked one of the top twenty among Asian listed companies in the "CFO Asia Performance 100" Award by the renowned financial magazine CFO Asia last year in recognition of our wealth creation for shareholders and the ability to enhance shareholders' value.

On December 7, 2001, the Town Planning Board approved of the Group's plan to develop the Ma Tau Kok South Plant site, provided that the mitigation conditions are fulfilled. This 130,000 square-foot site is subject to a plot ratio of 8.5, of which the domestic plot ratio is 7.5 and the non-domestic plot ratio is 1. It can be developed into five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 975,000 square feet and the total floor area will exceed 1.1 million square feet. The Group is now studying the feasibility of various development plans so that development of the site can commence within this year and is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station Project. Phase One, comprising 780,000 square feet of One International Finance Centre office tower and 130,000 square feet of shopping space, has been mostly leased. Phase Two will comprise the 88-storey Two International Finance Centre office tower with a gross floor area of approximately 2 million square feet. The upper 14 floors have been sold to the Hong Kong Monetary Authority for self-use at HK$3,699 million. Two hotel blocks with approximately 1.1 million square feet of gross floor area will be built, making it the largest six-star hotel facility in Hong Kong. The hotels will be managed by Four Seasons Hotels and Resorts. Also, there will be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong.

The Group has a 45 per cent interest in the King's Park Hill joint venture development project. Sales and leasing of this project are progressing well with over 50 per cent of the apartments sold.

The Group has a 50 per cent interest in the Sai Wan Ho concourse joint venture development project. The joint venture that the Group formed with Henderson Land Development Company Limited successfully bid for the Sai Wan Ho concourse site for HK$2.43 billion in December 2000. The 130,000 square-foot area will be developed into five 50-storey luxury residential apartment buildings. The total gross floor area will be approximately 1.4 million square feet. The project is expected to be completed in 2005. Since the current interest rates remain low, and it is a waterfront site in the urban area and will provide residential units with scenic seaview, it is therefore expected a promising demand for this development.

The number of employees for the town gas business was 1,956 as at the end of 2001, a reduction of 2.1 per cent as compared with the same period for 2000; at the same time the number of customers grew by 5.9 per cent and overall productivity rose by 8.3 per cent.

The Group's financial position remains strong. At the end of 2001, the Group had net cash of about HK$500 million and bonds and notes of about HK$1.6 billion, ready to meet future expansion needs.

Hong Kong's economy remained sluggish during the year. To ease the financial burden on our customers, the gas tariff and monthly maintenance charge were maintained at the 1998 level. The Group's success in cost control and productivity enhancement has helped alleviate the impact of the price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth. The Company expects a 3 per cent increase in gas sales volume and the addition of about 70,000 new customers in the coming year. The Board of Directors looks forward to yet another year of steady growth in 2002.

- end -

Encl.: Final results for 2001 with comparative figures for 2000

March 14, 2002

Issued by A-World (China) Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact: -
Mrs. Grace Lam/Mr. Peter Wong
The Hong Kong and China Gas Company Limited
Tel : 2963 3488
Fax : 2516 7368

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2001 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2001 with comparatives for the corresponding previous year as follows:-

		For the year ended 31st December	
		2001	2000
	Note	**HK$ M**	HK$ M
Turnover	1	**6,857.4**	6,650.9
Operating Profit before Returns on Investments	2	**3,205.3**	3,060.7
Investment Income		**168.3**	139.1
Interest Income		**312.3**	383.4
Interest Expense		**(23.9)**	(54.7)
Share of Profits less Losses of Associated Companies		**(5.1)**	50.6
Profit before Taxation		**3,656.9**	3,579.1
Taxation	3	**(470.0)**	(445.8)
Profit after Taxation		**3,186.9**	3,133.3
Minority Interests		**(4.2)**	(2.3)
Profit Attributable to Shareholders		**3,182.7**	3,131.0
Dividends	4	**1,830.5**	1,798.1
Earnings per Share, HK cents	5	**58.0**	55.2*
Town Gas Sold in Hong Kong, million MJ		**26,564.3**	26,057.4
Number of Customers in Hong Kong as at 31st December		**1,407,408**	1,329,161

**Adjusted for bonus issue in 2001*

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which account for more than 90% of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	For the year ended 31st December	
	2001	2000
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**5,690.3**	5,410.0
Fuel Cost Adjustment	**(29.2)**	99.0
Gas Sales after Fuel Cost Adjustment	**5,661.1**	5,509.0
Equipment Sales	**897.2**	876.6
Maintenance and Services	**221.0**	211.3
Other Sales	**78.1**	54.0
	6,857.4	6,650.9

2. Operating Profit before Returns on Investments

	For the year ended 31st December	
	2001	2000
	HK$ M	HK$ M
Turnover	**6,857.4**	6,650.9
Less Expenses:		
Stores and Materials Used	**1,868.4**	1,799.6
Salaries and Wages	**693.4**	669.3
Depreciation	**457.3**	470.4
Other Operating Items	**633.0**	650.9
Operating Profit before Returns on Investments	**3,205.3**	3,060.7

3. Taxation

	For the year ended 31st December 2001 HK$ M	2000 HK$ M
Hong Kong Profits Tax is provided at the tax rate of 16% (2000: 16%) on the estimated assessable profit for the year	**476.9**	451.1
Deferred Taxation	**(6.9)**	(6.9)
	470.0	444.2
Share of Taxation attributable to an associated company	—	1.6
	470.0	445.8

4. Dividends

	For the year ended 31st December 2001 HK$ M	2000 HK$ M
Interim Dividend — HK 12 cents paid (2000: HK 12 cents) per share	**633.6**	616.5
Final Dividend — Proposed HK 23 cents (2000: HK 23 cents) per share	**1,196.9**	1,181.6
	1,830.5	1,798.1

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,182.7 million (2000: HK$3,131.0 million) and the weighted average of 5,486,428,575 shares in issue (2000: 5,674,289,670 shares*) after adjusting for the bonus issue and shares repurchased during the year.

** Adjusted for bonus issue in 2001*

South China Morning Post
15th March 2002

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2001 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2001 with comparatives for the corresponding previous year as follows:–

	Note	For the year ended 31st December 2001 HK$ Million	2000 HK$ Million
Turnover	1	6,857.4	6,650.9
Operating Profit before Returns on Investments	2	3,205.3	3,060.7
Investment Income		168.3	139.1
Interest Income		312.3	383.4
Interest Expense		(23.9)	(54.7)
Share of Profits less Losses of Associated Companies		(5.1)	50.6
Profit before Taxation		3,656.9	3,579.1
Taxation	3	(470.0)	(445.8)
Profit after Taxation		3,186.9	3,133.3
Minority Interests		(4.2)	(2.3)
Profit Attributable to Shareholders		3,182.7	3,131.0
Dividends	4	1,830.5	1,798.1
Earnings per Share, HK cents	5	58.0	55.2*
Town Gas Sold in Hong Kong, million MJ		26,564.3	26,057.4
Number of Customers in Hong Kong as at 31st December		1,407,408	1,329,161

* *Adjusted for bonus issue in 2001*

Notes:

1. **Turnover**
The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which account for more than 90% of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	For the year ended 31st December 2001 HK$ Million	2000 HK$ Million
Gas Sales before Fuel Cost Adjustment	5,690.3	5,410.0
Fuel Cost Adjustment	(29.2)	99.0
Gas Sales after Fuel Cost Adjustment	5,661.1	5,509.0
Equipment Sales	897.2	876.6
Maintenance and Services	221.0	211.3
Other Sales	78.1	54.0
	6,857.4	6,650.9

2. **Operating Profit before Returns on Investments**

	For the year ended 31st December 2001 HK$ Million	2000 HK$ Million
Turnover	6,857.4	6,650.9
Less Expenses:		
Stores and Materials Used	1,868.4	1,799.6
Salaries and Wages	693.4	669.3
Depreciation	457.3	470.4
Other Operating Items	633.0	650.9
Operating Profit before Returns on Investments	3,205.3	3,060.7

3. **Taxation**

	For the year ended 31st December 2001 HK$ Million	2000 HK$ Million
Hong Kong Profits Tax is provided at the tax rate of 16% (2000: 16%) on the estimated assessable profit for the year	476.9	451.1
Deferred Taxation	(6.9)	(6.9)
	470.0	444.2
Share of Taxation attributable to an associated company	–	1.6
	470.0	445.8

4. **Dividends**

	For the year ended 31st December 2001 HK$ Million	2000 HK$ Million
Interim Dividend – HK 12 cents paid (2000: HK 12 cents) per share	633.6	616.5
Final Dividend – Proposed HK 23 cents (2000: HK 23 cents) per share	1,196.9	1,181.6
	1,830.5	1,798.1

5. **Earnings Per Share**
The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,182.7 million (2000: HK$3,131.0 million) and the weighted average of 5,486,428,575 shares in issue (2000: 5,674,289,670 shares*) after adjusting for the bonus issue and shares repurchased during the year.

* *Adjusted for bonus issue in 2001*

South China Morning Post

15th March 2002

DIVIDENDS AND BONUS SHARE ISSUE

Your Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 26th April 2002. Your Directors also recommend the issue of Bonus Shares on the basis of one Bonus Share for every ten existing Shares held by Shareholders registered as such on the register of members on 26th April 2002. The necessary resolutions will be proposed at the forthcoming Annual General Meeting on 9th May 2002, and if passed, dividend warrants and share certificates will be posted on 10th May 2002.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, 24th April 2002 to Friday, 26th April 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd April 2002.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2001, the Group had a healthy net cash position of HK$499 million (31st December 2000: HK$4,740 million).

During the year, the Company repurchased 447.6 million shares. The total consideration paid to the shareholders and the related expenses amounted to HK$4,362 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2001, the Group's bank borrowings amounted to HK$1,349 million (31st December 2000: HK$1,255 million). All the Group's borrowings are unsecured and has a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout the years 2000 to 2001.

Contingent Liabilities

As at 31st December 2001, the Group provided guarantees totalling HK$2,283 million (31st December 2000: HK$1,050 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in the mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the Group's Treasury Committee's guidance, investments have been made in equity and debt securities. As at 31st December 2001, the investments in securities amounted to HK$2,287 million (31st December 2000: HK$1,302 million). During the year, the Group increased investment in trading and investment securities by HK$123 million and HK$862 million respectively, with the majority in debt securities based on the outlook of a favourable environment for investment in debt securities. The performance of the Group's investments in securities was satisfactory.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 14th March 2002

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.

South China Morning Post

15th March 2002

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group recorded a year of steady growth in 2001. Profit attributable to shareholders for the year was HK$3,183 million. Earnings per share increased from HK 55.2 cents to HK 58.0 cents, representing 5.1 per cent growth over 2000.

During the year under review, the Group further invested HK$606 million in pipelines and facilities. At the end of 2001, the number of customers reached 1,407,408 – an increase of 78,247 over 2000. Total gas sales volume rose by 2.0 per cent over the previous year, and sales revenue of appliances and equipment also registered encouraging growth as compared with 2000.

BUSINESS DEVELOPMENT IN CHINA

Investment in mainland gas projects is the Group's long term strategy for its core business development. China's entry into the World Trade Organisation will help maintain a continued economic boom and the growth in demand for clean fuel. It is the national policy of the mainland to improve air quality in cities by using natural gas. In line with the environmental policy of the mainland, the Group strives to participate in some of the major environmentally-friendly energy projects at a national level. Through Towngas International Company Limited, a wholly-owned subsidiary of the Group, we are also negotiating with major cities in Guangdong, East and Central China on a number of gas projects, and have made good progress. To strengthen the development of these investments, the Group has applied for setting up an investment holding company for energy projects in the mainland. Our application was approved by the State Ministry of Foreign Trade and Economic Cooperation in late February 2002. The Group is now proceeding with the registration of the holding company, which will be named Hong Kong & China Gas Investment Limited.

Along with the award of a 3 per cent interest in the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project in 2000, the Group is participating in another major national project in the mainland – the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200 km pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the East China market. The total investment in the project is approximately RMB46 billion, of which 45 per cent will be owned by foreign investors. Full construction of the project will commence in the first half of this year. It is expected to begin transmitting gas from Shaanxi Province to East China in 2004. The whole pipeline is scheduled to be in full operation in 2005. The Group's investments in these two major national energy projects marked its success in developing mainland gas markets. These investments also helped the Group lay the foundation for developing downstream business in the region.

Last year, after acquiring an equity stake in the piped gas joint venture project in Suzhou Industrial Park, Jiangsu Province, the Group formed another joint venture in Yixing, taking an 80 per cent interest. Yixing, renowned worldwide for its pottery industry, is a large market for consumption of gas. The city will receive natural gas directly from the West-to-East gas pipeline. It is expected that natural gas will reach Suzhou and Yixing in three years' time, further promoting the gas business in these two cities at that time.

In addition, the Group is developing its piped gas business in Qingdao, Shandong Province, and formed a joint venture in Qingdao-Jimo city last September. It is expected that the gas business will thrive when natural gas reaches Qingdao and adjacent cities in 2005. Since Qingdao has been selected to host the sailing races of the 2008 Olympic Games, the mainland Government will strive to improve the environment and the tourism facilities of the city. This will stimulate the economy, consumption and the development of gas business in Qingdao.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group is fully committed to environmental protection and providing Hong Kong with clean fuel. ECO Energy Company Limited (ECO), a wholly-owned subsidiary of the Group, is actively taking part in the business of liquefied petroleum gas (LPG) filling stations. Since early 2000, ECO has been awarded 21-year government contracts to design, build and operate five dedicated LPG filling stations located in West Kowloon, Chai Wan, Mei Foo, Tuen Mun and Wan Chai. The stations located in West Kowloon and Chai Wan were commissioned in the fourth quarter of 2000, whereas those in Mei Foo and Tuen Mun commenced operation in the fourth quarter of 2001. Business is growing steadily as over 14,000 out of a total of 18,000 taxis have already switched from using diesel to LPG as fuel. The four ECO stations together are now servicing over 8,000 taxi visits a day on average. The station located in Wan Chai is expected to be commissioned in August 2002.

The Government is actively encouraging the switch from diesel to LPG as fuel for public light buses. All ECO stations are ready to extend their services to these vehicles. The Group is determined to continue to build on its current success and commit itself as a clean energy provider in support of the Government's environmental protection policy.

PIPELAYING PROJECTS

In tandem with urban developments in Hong Kong, several substantial pipelaying projects are being planned or are currently under way. Planning, design and environmental impact assessment are in progress for a 700 kPa 600mm-diameter submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island. Construction of a 3,500 kPa 750mm-diameter transmission pipeline in the eastern New Territories is under way. Upon final completion of these two projects in 2005 and 2006 respectively, the capability and reliability of gas supply in Hong Kong will be further enhanced. Pipelaying for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok continues as scheduled. Planning and design work is in progress for the extension of gas supply to the Hong Kong International Theme Park at Penny's Bay on Lantau Island. Pipelaying is tentatively scheduled for completion in 2004. Gas sales in Hong Kong are expected to increase upon the opening of the theme park.

INTERNATIONAL RECOGNITION

Last year, the Group was rated as one of the top ten leading companies in Hong Kong in the Far Eastern Economic Review's ninth annual survey of Asia's Leading Companies. In the survey, each company was ranked according to overall leadership and long term vision of its management, quality of products and services, innovative response to customers' needs, financial soundness, and its status as a company that others try to emulate.

The Group was also ranked one of the top twenty among Asian listed companies in the "CFO Asia Performance 100" Award by the renowned financial magazine CFO Asia last year in recognition of our wealth creation for shareholders and the ability to enhance shareholders' value.

PROPERTY DEVELOPMENTS

On 7th December 2001, the Town Planning Board approved of the Group's plan to develop the Ma Tau Kok South Plant site, provided that the mitigation conditions are fulfilled. This 130,000 square-foot site is subject to a plot ratio of 8.5, of which the domestic plot ratio is 7.5 and the non-domestic plot ratio is 1. It can be developed into five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 975,000 square feet and the total floor area will exceed 1.1 million square feet. The Group is now studying the feasibility of various development plans so that development of the site can commence within this year and is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station Project. The project is being developed in phases between 1997 and 2004. Phase One, comprising 780,000 square feet of One International Finance Centre office tower and 130,000 square feet of shopping space, has been mostly leased. Construction of Phase Two started in early 2000. In 2000, the Government agreed that the land premium for Phase Two was HK$5.5 billion. Phase Two will comprise the 88-storey Two International Finance Centre office tower with a gross floor area of approximately 2 million square feet. The upper 14 floors have been sold to the Hong Kong Monetary Authority for self-use at HK$3,699 million. Two hotel blocks with approximately 1.1 million square feet of gross floor area will be built, making it the largest six-star hotel facility in Hong Kong. The hotels will be managed by Four Seasons Hotels and Resorts. Also, there will be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong.

The King's Park Hill joint venture development project, in which the Group has a 45 per cent interest, comprises 42 detached and semi-detached residential houses and seven blocks of 86 luxury flats, with a total floor area of approximately 241,000 square feet. This residential development, having individual deluxe houses and low-rise apartments developed in a spacious layout, is rarely found in Kowloon. Sales and leasing of this project are progressing well with over 50 per cent of the apartments sold.

The Group has a 50 per cent interest in the Sai Wan Ho concourse joint venture development project. The joint venture that the Group formed with Henderson Land Development Company Limited successfully bid for the Sai Wan Ho concourse site for HK$2.43 billion in December 2000. The 130,000 square-foot area will be developed into five 50-storey luxury residential apartment buildings. The total gross floor area will be approximately 1.4 million square feet. The project is expected to be completed in 2005. Since the current interest rates remain low, and it is a waterfront site in the urban area and will provide residential units with scenic seaview, it is therefore expected a promising demand for this development.

South China Morning Post
15th March 2002

EMPLOYEES AND PRODUCTIVITY

The number of employees for the town gas business was 1,956 as at the end of 2001, a reduction of 2.1 per cent as compared with the same period for 2000; at the same time the number of customers grew by 5.9 per cent and overall productivity rose by 8.3 per cent. The Group provides our employees with rewarding careers with compensation based on their capabilities and performance. The Group also provides various types of training to employees in the areas of technical know-how and management skills. The Group will continue to enhance productivity while providing our customers with quality services.

On behalf of the Board of Directors, I would like to thank all of our employees for their dedication and hard work in creating value for shareholders and customers.

FINANCE

The Group's financial position remains strong. At the end of 2001, the Group had net cash of about HK$500 million and bonds and notes of about HK$1.6 billion, ready to meet future expansion needs.

BONUS ISSUE OF SHARES

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every 10 shares held on the Register of Members on 26th April 2002. The necessary Resolution will be proposed at the forthcoming Annual General Meeting on 9th May 2002, and if passed, share certificates will be posted on 10th May 2002.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of 26th April 2002. Including the interim dividend of HK 12 cents per share paid on 22nd October 2001, the total dividend payout for the year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast-dividend per share for 2002 after bonus issue shall not be less than that for 2001.

FUTURE OUTLOOK

Hong Kong's economy remained sluggish during the year. To ease the financial burden on our customers, the gas tariff and monthly maintenance charge were maintained at the 1998 level. The Group's success in cost control and productivity enhancement has helped alleviate the impact of the price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth.

The Company expects a 3 per cent increase in gas sales volume and the addition of about 70,000 new customers in the coming year. The Board of Directors looks forward to yet another year of steady growth in 2002.

LEE SHAU KEE
Chairman

Hong Kong, 14th March 2002

South China Morning Post

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Thursday, 9th May 2002 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2001 and the reports of the Directors and Auditors thereon.
2. To declare a final dividend.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.
5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.
6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions and a special resolution respectively:–

Ordinary Resolutions

(I) "THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 26th April 2002 be capitalised and the Directors be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 26th April 2002 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 26th April 2002 on the basis of one Bonus Share for every ten shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank pari passu in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the year ended 31st December 2001 and further that the Directors be and they are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company."

(II) "THAT

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company (i) to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period and (ii) to purchase Shares be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue (as enlarged by the issue of any new shares pursuant to Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part) as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue (as enlarged by the issue of any new shares pursuant to Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part) as at the date of passing this Resolution; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company including, without limitation, but conditional upon the passing of Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, the Bonus Shares."

(III) "THAT conditional upon the passing of Resolution 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(II) and for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue (as enlarged by the issue of any new shares pursuant to Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part) as at the date of passing this Resolution."

Special Resolution

(IV) "THAT the Articles of Association of the Company be and are hereby amended as follows:

(a) In Article 2, by adding the following as a new paragraph after the words "or by any other method":

"references to doing something by electronic means include transmitting it by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106)) or by other means but while in an electronic form or by publishing it on a computer network;";

(b) in Articles 18, 56, 62 and 135(A)(i)(b) respectively, by inserting the words "or by electronic means" after all references to "in writing";

(c) in Article 147, by deleting the words "in writing" and inserting "(including by electronic means)" after the words "by the Member concerned";

(d) in Article 150, by inserting "or delivered" after the words "have been served" in line 9 of the Article and inserting the following after the words "for that purpose":

", and where such notice or other document had been sent by electronic means, it shall be deemed to have been served or delivered on the day following that on which it was sent by or on behalf of the Company or, where it had been published on a computer network, on the date of its publication"; and

(e) by deleting Article 145 in its entirety and replacing it with the following:

"145 (A) Subject to paragraph (B) of this Article, a copy of either (i) the relevant financial documents or (ii) the summary financial report shall, at least 21 days before the date of the general meeting, be delivered or sent by post to the registered address of every Member in accordance with the requirements of the Companies Ordinance.

(B) Where a Member has, in accordance with the Companies Ordinance, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then, subject to compliance with the publication and notification requirements of the Companies Ordinance, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the general meeting shall, in relation to each such Member, be deemed to discharge the Company's obligations under paragraph (A) of this Article.

(C) For the purposes of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Companies Ordinance.""

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 14th March 2002

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).
2. Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited with the Company's Registrars, Central Registration Hong Kong Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.
3. The register of members will be closed from Wednesday, 24th April 2002 to Friday, 26th April 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of Bonus Shares and the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd April 2002.
4. If approved, the dividend will be payable on Friday, 10th May 2002. Share certificates for the Bonus Shares will be despatched to shareholders on the same day.

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2001 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2001 with comparatives for the corresponding previous year as follows:-

	Note	For the year ended 31st December **2001** HK$ M	2000 HK$ M
Turnover	1	**6,857.4**	6,650.9
Operating Profit before Returns on Investments	2	**3,205.3**	3,060.7
Investment Income		**168.3**	139.1
Interest Income		**312.3**	383.4
Interest Expense		**(23.9)**	(54.7)
Share of Profits less Losses of Associated Companies		**(5.1)**	50.6
Profit before Taxation		**3,656.9**	3,579.1
Taxation	3	**(470.0)**	(445.8)
Profit after Taxation		**3,186.9**	3,133.3
Minority Interests		**(4.2)**	(2.3)
Profit Attributable to Shareholders		**3,182.7**	3,131.0
Dividends	4	**1,830.5**	1,798.1
Earnings per Share, HK cents	5	**58.0**	55.2*
Town Gas Sold in Hong Kong, million MJ		**26,564.3**	26,057.4
Number of Customers in Hong Kong as at 31st December		**1,407,408**	1,329,161

**Adjusted for bonus issue in 2001*

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which account for more than 90% of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	For the year ended 31st December	
	2001	2000
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**5,690.3**	5,410.0
Fuel Cost Adjustment	**(29.2)**	99.0
Gas Sales after Fuel Cost Adjustment	**5,661.1**	5,509.0
Equipment Sales	**897.2**	876.6
Maintenance and Services	**221.0**	211.3
Other Sales	**78.1**	54.0
	6,857.4	6,650.9

2. Operating Profit before Returns on Investments

	For the year ended 31st December	
	2001	2000
	HK$ M	HK$ M
Turnover	**6,857.4**	6,650.9
Less Expenses:		
Stores and Materials Used	**1,868.4**	1,799.6
Salaries and Wages	**693.4**	669.3
Depreciation	**457.3**	470.4
Other Operating Items	**633.0**	650.9
Operating Profit before Returns on Investments	**3,205.3**	3,060.7

3. Taxation

	For the year ended 31st December	
	2001	2000
	HK$ M	HK$ M
Hong Kong Profits Tax is provided at the tax rate of 16% (2000: 16%) on the estimated assessable profit for the year	**476.9**	451.1
Deferred Taxation	**(6.9)**	(6.9)
	470.0	444.2
Share of Taxation attributable to an associated company	**—**	1.6
	470.0	445.8

4. Dividends

	For the year ended 31st December	
	2001	2000
	HK$ M	HK$ M
Interim Dividend — HK cents 12 paid (2000: HK cents 12 cents) per share	**633.6**	616.5
Final Dividend — Proposed HK cents [23] (2000: HK cents 23) per share	**1,196.9**	1,181.6
	1,830.5	1,798.1

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,182.7 million (2000: HK$3,131.0 million) and the weighted average of 5,486,428,575 shares in issue (2000: 5,674,289,670 shares*) after adjusting for the bonus issue and shares repurchased during the year.

* *Adjusted for bonus issue in 2001*

DIVIDENDS AND BONUS SHARE ISSUE

Your Directors now recommend a final dividend of HK cents [23] per share payable to shareholders of the Company whose names are on the register of members on 26th April 2002. Your Directors also recommend the issue of Bonus Shares on the basis of one Bonus Share for every [ten] existing Shares held by Shareholders registered as such on the register of members on 26th April 2002. The necessary resolutions will be proposed at the forthcoming Annual General Meeting on 9th May 2002, and if passed, dividend warrants and share certificates will be posted on 10th May 2002.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, 24th April 2002 to Friday, 26th April 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd April 2002.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2001, the Group had a healthy net cash position of HK$499 million (31st December 2000: HK$4,740 million).

During the year, the company repurchased 447.6 million shares. The total consideration paid to the shareholders and the related expenses amounted to HK$4,362 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2001, the Group's bank borrowings amounted to HK$1,349 million (31st December 2000: HK$1,255 million). All the Group's borrowings are unsecured and has a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout the years 2000 to 2001.

Contingent Liabilities

As at 31st December 2001, the Group provided guarantees totalling HK$2,283 million (31st December 2000: HK$1,050 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in the Mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the Group's Treasury Committee's guidance, investments have been made in equity and debt securities. As at 31st December 2001, the investments in securities amounted to HK$2,287 million (31st December 2000: HK$1,281 million). During the year, the performance of these securities investments was satisfactory.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 14th March 2002

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.